# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Burning Rock Biotech Ltd., CIK 0001792267
CUSIP: 12233L206
Title of class of securities: American Depository Shares ("ADSs") of the Issuer, each ADS representing ten Class A Ordinary Shares, par value $0.0002 per share.
Address of issuer's principal executive offices: No.5 Xingdao Ring Road North, International Bio Island, Guangzhou, China (F4), 510005
Date of event which requires filing of this statement: 12/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001483234

## Reporting persons
- CRCM INSTITUTIONAL MASTER FUND (BVI), LTD.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 465,000; sole dispositive power 0; shared dispositive power 465,000; aggregate amount beneficially owned 465,000 (5.15% of the class)
  Comment: Note to Row 6: Each ADS represents ten (10) Class A Ordinary Shares, par value $0.0002 per share.
  Note to Row 11: Based on 90,341,113 shares of Class A Ordinary Shares, par value $0.0002 per share issued and outstanding as of March 31, 2025, as indicated in the Issuer's annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer on April 29, 2025.
- CRCM LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 486,426; sole dispositive power 0; shared dispositive power 486,426; aggregate amount beneficially owned 486,426 (5.38% of the class)
  Comment: Note to Row 6: Each ADS represents ten (10) Class A Ordinary Shares, par value $0.0002 per share.
  Note to Row 11: Based on 90,341,113 shares of Class A Ordinary Shares, par value $0.0002 per share issued and outstanding as of March 31, 2025, as indicated in the Issuer's annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer on April 29, 2025.
- CRCM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 486,426; sole dispositive power 0; shared dispositive power 486,426; aggregate amount beneficially owned 486,426 (5.38% of the class)
  Comment: Note to Row 6: Each ADS represents ten (10) Class A Ordinary Shares, par value $0.0002 per share.
  Note to Row 11: Based on 90,341,113 shares of Class A Ordinary Shares, par value $0.0002 per share issued and outstanding as of March 31, 2025, as indicated in the Issuer's annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer on April 29, 2025.
- Ding Chun R: type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); sole voting power 0; shared voting power 486,426; sole dispositive power 0; shared dispositive power 486,426; aggregate amount beneficially owned 486,426 (5.38% of the class)
  Comment: Note to Row 6: Each ADS represents ten (10) Class A Ordinary Shares, par value $0.0002 per share.
  Note to Row 11: Based on 90,341,113 shares of Class A Ordinary Shares, par value $0.0002 per share issued and outstanding as of March 31, 2025, as indicated in the Issuer's annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer on April 29, 2025.

## Item 1. Issuer
Name of issuer: Burning Rock Biotech Ltd.
Address of issuer's principal executive offices: No.5 Xingdao Ring Road North, International Bio Island, Guangzhou, China, 510005

## Item 2. Person Filing
Name of person filing:
(i) CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company ("CRCM Master Fund");

(ii) CRCM LP, a Delaware limited partnership and the investment manager ("Investment Manager") of CRCM Master Fund and separately managed account clients (the "Managed Accounts");

(iii) CRCM LLC, a Delaware limited liability company and the general partner (the "General Partner") of the Investment Manager, with respect to the shares held by the CRCM Master Fund and the Managed Accounts; and

(iv) Chun R. Ding ("Ding"), is a citizen of St. Kits and Nevis and the managing partner of the Investment Manager, the manager of the General Partner, with respect to the shares held by the CRCM Master Fund and the Managed Accounts.
Address of principal business office or, if none, residence: The address of the principal business of (i) CRCM Master Fund (c/o CRCM) is 475 Sansome Street, Suite 730, San Francisco, CA 94111; (ii-iv) the Investment Manager, the General Partner, and Mr. Ding (c/o CRCM) is 475 Sansome Street, Suite 730, San Francisco, CA 94111.
Citizenship: The citizenship of each Reporting Person is set forth above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Percent of class: The ADSs reported hereby for the CRCM Master Fund are owned directly by the fund. The Investment Manager, as investment manager of the CRCM Master Fund and the Managed Accounts, may be deemed to be the beneficial owner of all such ADSs owned by the CRCM Master Fund and the Managed Accounts. The General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all of such ADSs owned by the CRCM Master Fund and the Managed Accounts. Mr. Ding, as managing partner of the Investment Manager, and manager of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such ADSs owned by the CRCM Master Fund and the Managed Accounts. Each of the Investment Manager, the General Partner and Mr. Ding hereby disclaims any beneficial ownership of any such ADSs.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 -- Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- CRCM INSTITUTIONAL MASTER FUND (BVI), LTD.: /s/ Chun R. Ding, CRCM INSTITUTIONAL MASTER FUND (BVI), LTD. (12/19/2025)
- CRCM LP: /s/ Chun R. Ding, CRCM LP (12/19/2025)
- CRCM LLC: /s/ Chun R. Ding, CRCM LLC (12/19/2025)
- Ding Chun R: /s/ Chun R. Ding, DING CHUN R (12/19/2025)